CKE RESTAURANTS, INC. AND SUBSIDIARIES
EXHIBITS AND REPORTS ON FORM 8-K
(Dollars in thousands)

Exhibit 12.1
Computation of ratios
(Dollars in thousands)

	Forty Weeks Ended
	November 4, 2002	November 5, 2001
Income (loss) before fixed charges:
Income from continuing operations	$26,832	$(73,444)
Fixed charges	55,875	70,296

	$82,707	$(3,148)

Fixed charges:
Interest expense	$34,435	$46,783
Interest expense component of rent expense (1)	21,440	23,513

	$55,875	$70,296

Deficiency of earnings to cover fixed charges	N/A	$73,444
Facility action charges, net	3,713	60,827

Deficiency of earnings to cover fixed charges excluding facility action charges, net	N/A	$12,617

Fixed charges coverage ratio	1.5X	N/A
(1) Calculated as one-third of rent expense